                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            The TriZetto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449934108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 General Counsel
                             IMS Health Incorporated
                                 200 Nyala Farms
                           Westport, Connecticut 06880
                                 (203) 222-3486
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 2, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (the AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 449934108
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         IMS Health Incorporated;  I.R.S. Identification No. 06-1506026
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         12,142,857
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           12,142,857
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         12,142,857 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                 [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.14%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.       SECURITY AND ISSUER.

              This Amendment No. 2 to Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share (the "TriZetto Common Stock"), of The TriZetto Group, Inc. ("TriZetto"), a Delaware corporation, and amends and restates the statement on Schedule 13D filed by IMS Health Incorporated, a Delaware corporation ("IMS"), on May 19, 2000.

              The address of the principal executive office of TriZetto is: The TriZetto Group, Inc., 567 San Nicolas Drive, Suite 360, Newport Beach, California 92660.

ITEM 2.       IDENTITY AND BACKGROUND.

              (a)-(c); (f) The principal business address of IMS is: IMS Health Incorporated, 200 Nyala Farms, Westport, Connecticut 06880. IMS is a provider of information solutions to the pharmaceutical and healthcare industries.

              The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers, as applicable, of IMS is set forth in Exhibit A hereto. Except as otherwise indicated in Exhibit A hereto, each person listed in Exhibit A hereto is a citizen of the United States.

              (d)-(e) During the last five years, none of IMS or, to the knowledge of IMS, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              On October 2, 2000 IMS acquired beneficial ownership of the 12,142,857 shares of TriZetto Common Stock to which this Statement relates upon the consummation of the merger of Elbejay Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TriZetto ("Merger Sub"), with and into ERISCO Managed Care Technologies, Inc., a New York corporation and a wholly owned subsidiary of IMS ("Erisco") (the "Merger") pursuant to the Agreement and Plan of Reorganization, dated as of May 16, 2000 (the "Merger Agreement"), among TriZetto, Merger Sub, IMS, and Erisco. For a description of the Merger, the Merger Agreement, and the transactions contemplated thereby, see "Item 4. Purpose of Transaction" below. A copy of the Merger Agreement is attached hereto as Exhibit B and was filed as Exhibit 2.1 to IMS's Current Report on Form 8-K, filed May 17, 2000, and Exhibit B is specifically incorporated herein by reference in response to this Item 3.

ITEM 4.       PURPOSE OF TRANSACTION.

(a)-(j) Pursuant to Voting Agreements, dated as of May 16, 2000 (each, a "Voting Agreement", and collectively, the "Voting Agreements"), between IMS and certain stockholders of TriZetto as listed in Exhibit A to each Voting Agreement (the "Stockholders"), and an irrevocable proxy of each of the Stockholders, dated May 16, 2000 (each a "Proxy", and collectively, the "Proxies"), which was delivered by each Stockholder to IMS on May 16, 2000 in accordance with the Voting Agreements, IMS acquired beneficial ownership of 10,859,694 shares of TriZetto Common Stock. As a result of the consummation of the transactions contemplated by the Merger Agreement, (i) IMS no longer has beneficial ownership of any shares of TriZetto Common Stock pursuant to the Voting Agreements and the Proxies, and (ii) IMS acquired beneficial ownership of 12,142,857 shares of TriZetto Common Stock as consideration for the Merger. The purpose of the transactions contemplated by the Merger Agreement and IMS's beneficial ownership of TriZetto Common Stock are described below.

         Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement which is incorporated herein by reference in its entirety.

I.            BENEFICIAL OWNERSHIP OF TRIZETTO COMMON STOCK RELATED TO THE
              MERGER

              Upon the consummation of the Merger and the transactions contemplated by the Merger Agreement, IMS acquired beneficial ownership of 12,142,857 shares of TriZetto Common Stock. The transactions contemplated by the Merger Agreement are summarized as follows:

              On May 16, 2000, TriZetto, Merger Sub, IMS, and Erisco entered into the Merger Agreement, pursuant to which Merger Sub would merge with and into Erisco, and Erisco would become a wholly owned subsidiary of TriZetto. In addition, by execution of the Merger Agreement, IMS and TriZetto agreed to terminate without liability the Agreement and Plan of Reorganization, dated as of March 28, 2000, between IMS and TriZetto (the "Original Merger Agreement"), that provided for the merger of IMS with and into TriZetto. By their terms, the original Voting Agreements and original Proxies contemplated by the Original Merger Agreement were terminated upon termination of the Original Merger Agreement.

              The issuance of TriZetto Common Stock to IMS in connection with the transactions outlined above was submitted for approval, and was approved, by TriZetto's stockholders on September 27, 2000, and the consummation of the Merger and the transactions contemplated by the Merger Agreement took place on October 2, 2000.

              The Merger is intended to be tax-free to both IMS and TriZetto stockholders and will be accounted for as a purchase of Erisco by TriZetto. As contemplated by the

Merger Agreement, IMS designated one director-nominee, Victoria B. Fash, President and Chief Executive Officer of IMS, to the TriZetto board of directors.

              Additionally, as contemplated by the Merger Agreement, IMS and TriZetto entered into a Stockholder Agreement and a Registration Rights Agreement in the forms attached as exhibits to the Merger Agreement, and a Transitional Services Agreement, Data Rights Agreement, and HealthWeb License Agreement in accordance with the principal terms set forth in the Merger Agreement.

              The Stockholder Agreement imposes certain restrictions on IMS. These restrictions include, without limitation: (i) a standstill provision restricting IMS from, among other things, acquiring additional shares of TriZetto Common Stock until the earlier of the fourth anniversary of the Closing Date, or the date on which a Change of Control (as defined in the Stockholder Agreement) of TriZetto shall have occurred or TriZetto shall have publicly announced its willingness to consider a transaction that would constitute a Change of Control (as defined in the Stockholder Agreement); (ii) a share transfer restriction that limits transfers of TriZetto Common Stock by IMS until the earlier of the date two years after the Closing Date, the date on which IMS beneficially owns less than 10% of the outstanding TriZetto Common Stock measured as of the Closing Date, or the date on which a Change of Control of TriZetto shall have occurred; (iii) a right of first refusal for TriZetto on transfers by IMS of more than 10% of the outstanding TriZetto Common Stock measured as of the time of the transfer commencing upon the termination of the share transfer restriction period and continuing until the date on which IMS beneficially owns less than 10% of the outstanding TriZetto Common Stock measured as of the Closing Date (unless a Change of Control (as defined in the Stockholder Agreement) of TriZetto shall have occurred); and (iv) a right of first offer for TriZetto on any transfer of TriZetto Common Stock by IMS commencing upon the termination of the share transfer restriction period and continuing until the date on which IMS beneficially owns less than 10% of the outstanding TriZetto Common Stock measured as of the Closing Date (unless a Change of Control (as defined in the Stockholder Agreement) of TriZetto shall have occurred). The Stockholder Agreement also grants IMS, for so long as IMS beneficially owns more than 10% of the outstanding TriZetto Common Stock measured as of the Closing Date, (i) the right to designate one director-nominee to the TriZetto Board of Directors and (ii) consent rights regarding certain transactions by TriZetto, subject, in each case, to earlier termination of such rights upon the occurrence of certain events.

         Pursuant to the Registration Rights Agreement, IMS will be granted registration rights in respect of the shares of TriZetto Common Stock issued to IMS in connection with the Merger.

         Additionally, pursuant to Section 6.14 of the Merger Agreement, TriZetto has adopted a Stockholder Protection Rights Agreement as set forth more fully in the Merger Agreement.

              The foregoing descriptions of the Merger Agreement, the Stockholder Agreement, and the Registration Rights Agreement, are qualified in their entirety by reference to the respective agreements, copies of which are Exhibits B through D hereto. The Merger Agreement, the Stockholder Agreement and the Registration Rights Agreement are specifically incorporated herein by reference in response to this Item 4.

              Except as set forth in this Statement, the Merger Agreement, the Stockholder Agreement and the Registration Rights Agreement, none of IMS or, to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. IMS may, however, acquire or sell shares of TriZetto Common Stock from time to time in accordance with the Stockholder Agreement and the Registration Rights Agreement.

ITEM 5.       INTERESTS IN SECURITIES OF THE ISSUER.

              (a) IMS beneficially owns 12,142,857 shares of TriZetto Common Stock representing, based on TriZetto's report on Form 10-Q for the quarter ended June 30, 2000, approximately 36.14% of the outstanding shares of TriZetto Common Stock.

              Except as set forth in this Item 5, none of IMS or, to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares of TriZetto Common Stock.

              (b) IMS has sole power to vote and sole power to dispose of 12,142,857 shares of TriZetto Common Stock.

              (c) Except with respect to the transactions contemplated by the Merger Agreement, which is described in response to Item 4 above and incorporated herein by reference, none of IMS, or to the best of IMS's knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in TriZetto Common Stock during the past 60 days. The description of the transactions contemplated by the Merger Agreement in Item 4 is qualified in its entirety by reference to the respective agreements and documents, as the case may be. A copy of the Merger Agreement is Exhibit B hereto.

              (d) Except as set forth in this Item 5, no other person is known by IMS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the TriZetto Common Stock beneficially owned by IMS.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

              See "Item 4. Purpose of Transaction" for a description of the Merger Agreement, the Stockholder Agreement, the Registration Rights Agreement, and the Original Merger Agreement, which are qualified in their entirety by reference to the respective agreements and documents, as the case may be. Copies of the Merger Agreement, Stockholder Agreement and Registration Right Agreement, are filed herewith as Exhibits B through D, respectively. Copies of the Original
Merger Agreement and the exhibits thereto were filed with IMS's Current Report on Form 8-K filed March 31, 2000. Exhibits B through D, IMS's Current Report on Form 8-K filed May 17, 2000, and IMS's Current Report on Form 8-K filed March 31, 2000 are specifically incorporated herein by reference in answer to this
Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit A                     Directors and Executive Officers of
                                            IMS Health Incorporated.

              Exhibit B                     Agreement and Plan of
                                            Reorganization, dated as of May 16,
                                            2000, by and among The TriZetto
                                            Group, Elbejay Acquisition Corp.,
                                            IMS Health Incorporated, and ERISCO
                                            Managed Care Technologies
                                            (previously filed as Exhibit 2.1 to
                                            IMS's Current Report on Form 8-K,
                                            filed May 17, 2000).

              Exhibit C                     Stockholder  Agreement,  dated as
                                            of October 2, 2000,  by and between
                                            The TriZetto  Group, Inc. and IMS
                                            Health Incorporated.

              Exhibit D                     Registration Rights Agreement,
                                            dated as of October 2, 2000, by and
                                            between The TriZetto Group, Inc. and
                                            IMS Health Incorporated.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 6, 2000

                                       IMS HEALTH INCORPORATED



                                       By:  /S/ JAMES C. MALONE
                                       ---------------------------------
                                       Name:  James C. Malone
                                       Title: Chief Financial Officer